UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DANAOS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 121

(CUSIP Number)

Finnbarr D. Murphy

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

Telephone: (212) 459-7257

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. Y1968P 121

1		NAME OF REPORTING PERSONS Danaos Investment Limited as Trustee of the 883 Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,188,502 shares of Common Stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,188,502 shares of Common Stock
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,502 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 19,446,489 shares of common stock of Danaos Corporation outstanding as of November 10, 2023, as reported in Danaos Corporation’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023.

SCHEDULE 13D/A

CUSIP No. Y1968P 121

1		NAME OF REPORTING PERSONS John Coustas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,188,502 shares of Common Stock(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,188,502 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,502 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) These shares of Common Stock are held by Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 9,188,502 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

(2) Based on 19,446,489 shares of common stock of Danaos Corporation outstanding as of November 10, 2023, as reported in Danaos Corporation’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023.

This Amendment No. 5 to the Statement on Schedule 13D originally filed on August 16, 2010, as amended by Amendment No. 1 on August 14, 2018, Amendment No. 2 on December 2, 2019, Amendment No. 3 on September 14, 2021 and Amendment No. 4 on April 15, 2022 (the “Statement”), ) relates to the common stock, par value $0.01 per share (“Common Stock”), of Danaos Corporation., a Marshall Islands corporation (the “Company”), and is being filed by (i) Danaos Investment Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales (“DIL”), and (ii) Dr. John Coustas (“Dr. Coustas” and, together with DIL as Trustee of the 883 Trust, the “Reporting Persons”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraph prior to the last paragraph of Item 3:

See the responses to Items 4, 5 and 6, which are incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraphs to the end of Item 4:

This Amendment No. 5 updates the percentage of Common Stock of the Company beneficially owned by the Reporting Persons, including to reflect the number of shares of Common Stock outstanding reported by the Company on November 14, 2023, which reflects repurchases under the Company’s common stock repurchase program. This Amendment No. 5 also updates the number of shares of Common Stock beneficially owned by the Reporting Persons to reflect that: (1) in December 2022, 40,000 shares of Common Stock were granted to Dr. Coustas as an equity award and are held by DIL and (2) on November 10, 2023, 40,000 shares of Common Stock were granted to Dr. Coustas as an equity award and are held by DIL and 100,000 shares were acquired by DIL pursuant to the Amended and Restated Management Agreement as described in the next paragraph.

DIL as Trustee of the 883 Trust is the beneficial owner of all of the outstanding shares of Danaos Shipping Company Limited (“Danaos Shipping”) and, in such capacity, is entitled to receive 100,000 shares of Common Stock, payable annually in the fourth calendar quarter of each year, as a management fee for the services of Danaos Shipping pursuant to the Amended and Restated Management Agreement (the “Amended and Restated Management Agreement”), dated as of November 10, 2023, between the Company and Danaos Shipping. DIL as Trustee of the 883 Trust acquired 100,000 shares of Common Stock pursuant this agreement on November 10, 2023. A copy of the Amended and Restated Management Agreement is filed as Exhibit 2 and is incorporated herein by reference.

Each of the Shareholder Directors and each of the Reporting Persons acquired their shares of Common Stock for investment purposes. Each of the Shareholder Directors and each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Shareholder Directors and each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional shares of Common Stock and/or related securities, including pursuant to the Company’s DRIP, dispose of all or a portion of the shares of Common Stock or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership. Dr. Coustas serves as the Chief Executive Officer, President and Chairman of the Company, and Mr. Prokopakis serves as a director of the Company and Mr. Chatzis serves as Chief Financial Officer of the Company, and therefore each regularly engages in discussions with management of the Company, the board of directors of the Company, other shareholders of the Company and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Company’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons and/or either or the Shareholder Directors may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons and/or either of the Shareholder Directors may undertake with respect to their investment in the Company or the operations and conduct of the Company’s business will be dependent upon their review of numerous factors, including those listed above, and the Reporting Persons and each of the Shareholder Directors specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read as follows:

DIL, as Trustee of the 883 Trust, is the owner of 9,188,502 shares of Common Stock, which represents 47.3% of the issued and outstanding shares of Common Stock, based on 19,446,489 shares of Common Stock outstanding as of November 10, 2023, as reported in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023. DIL, as Trustee of the 883 Trust, has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, or has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 9,188,502 shares of Common Stock. This does not necessarily imply economic ownership of the securities.

Iraklis Prokopakis beneficially owns 199,963 shares of Common Stock, or approximately 1.0% of the issued and outstanding shares of Common Stock based on 19,446,489 shares of Common Stock outstanding as of November 10, 2023 as reported in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023, including 25,000 shares of Common Stock received as compensatory awards on November 10, 2023. He has sole voting and dispositive power with respect to such shares. Mr. Prokopakis resigned as Chief Operating Officer of the Company effective November 10, 2023, and remains a director of the Company.

Evangelos Chatzis beneficially owns 70,000 shares of Common Stock, or less than 1.0% of the issued and outstanding shares of Common Stock based on 19,446,489 shares of Common Stock outstanding as of November 10, 2023 as reported in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023, including 20,000 shares of Common Stock received as compensatory awards on November 10, 2023. He has sole voting and dispositive power with respect to such shares.

(a)       See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b)       Number of shares as to which each Reporting Person has:

    i.  Sole power to vote or to direct the vote: See Item 7 on cover pages to this Amendment.

    ii.  Shared power to vote or to direct the vote: See Item 8 on cover pages to this Amendment.

    iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Amendment.

    iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Amendment.

(c)       Other than as set forth in response to other items in this Amendment No. 5, which responses are incorporated by reference, no other transactions in the Company’s Common Stock by the Reporting Persons and the Shareholder Directors were effected in the past 60 days.

(d)       The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investment Limited, as Trustee of the 883 Trust. Each of the Shareholder Directors has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock that he owns.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following paragraph.

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description of Document
Exhibit 1	Joint Filing Agreement, dated as of November 15, 2023, between Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust

Exhibit 2	Amended and Restated Management Agreement, dated as of November 10, 2023, among Danaos Corporation and Danaos Shipping Company Limited (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed November 14, 2023)

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: November 15, 2023

DANAOS INVESTMENT LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ Iraklis Prokopakis
Name: IRAKLIS PROKOPAKIS
Title: Director

By:	/s/ Evangelos Chatzis
Name: EVANGELOS CHATZIS
Title: Director

JOHN COUSTAS

/s/ John Coustas